

Mail Stop 4561

September 14, 2016

Li Wu
Chief Financial Officer
Kingtone Wirelessinfo Solution Holding Ltd
3rd Floor, Borough A, Block A. No 181, South Taibei Road
XI'an Shanxi Province
People's Republic of China 710065

> **Re:** **Kingtone Wirelessinfo Solution Holding Ltd**
> **Form 20-F**
> **Filed January 20, 2016**
> **File No. 001-34738**

Dear Ms. Wu:

We have reviewed your August 31, 2016 responses to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 4, 2016 letter.

ITEM 14. Material Modifications to the Rights of Security Holders and Use of Proceeds, page 87

1. We note your response to prior comment 3 that as of September 30, 2015, you loaned $5.7 million, including $4.2 million from the net proceeds of your initial public offering, to affiliate companies that are indirectly owned and controlled by Tao Li, Chairman of the company. Please tell us how these transactions comply with Section 13(k) of the Exchange Act, which prohibits extending credit, directly or indirectly, in the form of a personal loan to any director or executive officer of an issuer.

Notes to Consolidated Financial Statements

Note 3. Variable Interest Entities, page F-24

2.   We note your response to prior comment 4 that you believe your restricted net assets were only $1.6 million or 8% of consolidated net assets as of September 30, 2015. Tell us how you considered other restrictions beyond the statutory reserves that could be imposed by third parties, such as foreign governments, on your subsidiaries' ability to loan, advance to, or dividend funds to the parent company. We refer you to the definition of restricted net assets in Rule 4-08(e) (3) of Regulation S-X and further guidance in SAB Topic 6K.2.

        You may contact Mengyao Lu at (202) 551-7271 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3226 with any other questions.

                                Sincerely,

                                /s/ Craig D. Wilson

                                Craig D. Wilson
                                Sr. Asst. Chief Accountant
                                Office of Information Technologies
                                and Services